21002399

ISSION

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2023
Estimated average burden hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46433

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GBS Retirement Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2850 Golf Road
(No. and Street)

Rolling Meadows	IL	60008
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

155 N. Wacker Road	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 02 2021
Washington DC
413

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patrick Amaya, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GBS Retirement Services, Inc., as of December, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer 2-26-21

Title

SEE ATTACHED FOR NOTARY

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT

> A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of ORANGE

Subscribed and sworn to (or affirmed) before me on this 26th day of February,

2021 by PATRICK ANAYA,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature (Seal)

TRUONG DAT THANH PHAM
COMM...2296857
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
My Term Exp. July 13, 2023

OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

Anual Audited Report
(Title or description of attached document)

(Title or description of attached document continued)

Number of Pages ____ Document Date 2-26-2021

Additional information

INSTRUCTIONS

The wording of all Jurats completed in California after January 1, 2015 must be in the form as set forth within this Jurat. There are no exceptions. If a Jurat to be completed does not follow this form, the notary must correct the verbiage by using a jurat stamp containing the correct wording or attaching a separate jurat form such as this one with does contain the proper wording. In addition, the notary must require an oath or affirmation from the document signer regarding the truthfulness of the contents of the document. The document must be signed AFTER the oath or affirmation. If the document was previously signed, it must be re-signed in front of the notary public during the jurat process.

- State and county information must be the state and county where the document signer(s) personally appeared before the notary public.
- Date of notarization must be the date the signer(s) personally appeared which must also be the same date the jurat process is completed.
- Print the name(s) of the document signer(s) who personally appear at the time of notarization.
- Signature of the notary public must match the signature on file with the office of the county clerk.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different jurat form.
  - ❖ Additional information is not required but could help to ensure this jurat is not misused or attached to a different document.
  - ❖ Indicate title or type of attached document, number of pages and date.
- Securely attach this document to the signed document with a staple.

EY
Building a better working world

Ernst & Young LLP
155 N Wacker Dr.
Chicago, IL 60606

Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Stockholder and Management of GBS Retirement Services, Inc.

We have performed the procedures enumerated below, which were agreed to by the Board of Directors, management of GBS Retirement Services, Inc., (the Company), and the Securities Investor Protection Corporation (SIPC), as set forth in the Series 600 Rules of SIPC, solely to assist the specified parties in evaluating the Company's schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2020. The Company's management is responsible for the Company's compliance with those requirements. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation on Form SIPC-7 with respective cash disbursement record entries. No findings were found as a result of applying the procedure.

2. Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2020. No findings were found as a result of applying the procedure.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments. No findings were found as a result of applying the procedure.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments. No findings were found as a result of applying the procedure.

This agreed-upon procedures engagement was conducted in accordance with the interim attestation standards of the Public Company Accounting Oversight Board (United States) and the attestation standards established by the American Institute of Certified Public Accountants. We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on whether GBS Retirement Services, Inc.'s schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2020.

Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

Chicago, IL
February 26, 2021

Ernst & Young LLP
155 N Wacker Dr.
Chicago, IL 60606

Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

Building a better working world

Report of Independent Registered Public Accounting Firm

To the Stockholder and Management of GBS Retirement Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of GBS Retirement Services, Inc. (the Company) (a wholly owned subsidiary of Gallagher Benefit Services, Inc., which is a wholly owned subsidiary of Arthur J. Gallagher & Co.) as of December 31, 2020, the related statements of income, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under

the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

We have served as the Company's auditor since at least 2000, but we are unable to determine the specific year.

Chicago, Illinois
February 26, 2021

EY
Building a better working world

Ernst & Young LLP
155 N Wacker Dr.
Chicago, IL 60606

Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

Report of Independent Registered Public Accounting Firm

The Stockholder and Management of GBS Retirement Services, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) GBS Retirement Services, Inc. (the Company) (a wholly owned subsidiary of Gallagher Benefit Services, Inc., which is a wholly owned subsidiary of Arthur J. Gallagher & Co.) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(1) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) throughout the most recent fiscal year ended December 31, 2020, without exception. Management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the stockholder, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 26, 2021

Financial Statements and Supplemental Information

GBS Retirement Services, Inc.
Year Ended December 31, 2020
With Report of Independent Registered Public Accounting Firm

GBS Retirement Services, Inc.

Financial Statements and Supplemental Information

Year Ended December 31, 2020

Contents

Ernst & Young LLP
155 N Wacker Dr.
Chicago, IL 60606

Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

Building a better working world

Report of Independent Registered Public Accounting Firm

To the Stockholder and Management of GBS Retirement Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of GBS Retirement Services, Inc. (the Company) (a wholly owned subsidiary of Gallagher Benefit Services, Inc., which is a wholly owned subsidiary of Arthur J. Gallagher & Co.) as of December 31, 2020, the related statements of income, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under

the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since at least 2000, but we are unable to determine the specific year.

Chicago, Illinois
February 26, 2021

GBS Retirement Services, Inc.

Statement of Financial Condition

December 31, 2020

Assets		
Cash and cash equivalents	$	33,784,257
Investments, trading, at fair value		13,376
Interest receivable		42
Fees receivable		3,579,592
Commissions receivable		869,555
Deferred tax asset, net		68,170
Fixed assets – at cost, less accumulated depreciation of $32,866		10,229
Other assets		133,271
	$	38,458,492
Liabilities and stockholder's equity		
Accounts payable – affiliates	$	18,795,941
Income tax payable – current		324,953
Other liabilities		598,998
		19,719,892
Stockholder's equity:		
Common stock, $1 par value – authorized, issued, and outstanding – 1,000 shares (owned by Gallagher Benefit Services, Inc.)		1,000
Capital in excess of par value		788,968
Retained earnings		17,948,632
		18,738,600
	$	38,458,492

See accompanying notes.

GBS Retirement Services, Inc.

Statement of Income

Year Ended December 31, 2020

Revenues		
Commissions	$	21,899,745
Fees		17,179,540
Investment income		131,136
		39,210,421
Expenses		
Professional fees		19,024,014
Salaries and employee benefits		2,140,669
Other operating expenses		6,091,725
Total expenses		27,256,408
Income before income taxes		11,954,013
Income tax expense (benefit):		
Current		3,094,304
Deferred		(109,043)
		2,985,261
Net income	$	8,968,752

See accompanying notes.

GBS Retirement Services, Inc.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2020

	Common Stock	Capital in Excess of Par Value	Retained Earnings	Total
Balance at January 1, 2020	$ 1,000	$ 788,968	$ 23,820,794	$ 24,610,762
Dividend paid to Gallagher Benefit Services, Inc.	–	–	(15,000,000)	(15,000,000)
Capital contribution from Gallagher Benefit Services, Inc.	–		159,086	159,086
Net income	–	–	8,968,752	8,968,752
Balance at December 31, 2020	$ 1,000	$ 788,968	$ 17,948,632	$ 18,738,600

See accompanying notes.

GBS Retirement Services, Inc.

Statement of Cash Flows

Year Ended December 31, 2020

Operating activities		
Net income	$	8,968,752
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income taxes		(109,043)
Depreciation		4,897
Net cash flows from investments		6,400
Change in fees receivable		(201,732)
Change in commissions receivable		21,071
Change in amounts due to/from affiliates		(8,495,933)
Change in other assets		35,928
Change in interest receivable		2,296
Change in income taxes receivable from/payable to Arthur J. Gallagher & Co.		(227,920)
Change in other liabilities		119,516
Net cash provided by operating activities		124,232
Investing activities		
Purchases of fixed assets		(5,492)
Net cash used in investing activities		(5,492)
Financing activities		
Dividends paid to Gallagher Benefit Services, Inc.		(15,000,000)
Net cash used in financing activities		(15,000,000)
Net decrease in cash and cash equivalents		(14,881,260)
Cash and cash equivalents at beginning of year		48,665,517
Cash and cash equivalents at end of year	$	33,784,257
Noncash financing activities:		
Capital contribution from Gallagher Benefit Services, Inc.	$	159,086

See accompanying notes.

1. Summary of Significant Accounting Policies

Nature of Operations and Basis of Presentation

GBS Retirement Services, Inc. (the Company) was incorporated in 1993, and is a wholly owned subsidiary of Gallagher Benefit Services, Inc. (GBS), which is a wholly owned subsidiary of Arthur J. Gallagher & Co. (Gallagher). The Company is a broker, consultant, and Financial Industry Regulatory Authority registered broker-dealer. The Company specializes in providing retirement services to not-for-profit entities, corporations, and publicly traded entities. Approximately 40% of the Company's commission revenue was collectively received from four insurance carriers. GBS Retirement Services, Inc. operates as a single segment.

The Company has a Marketing and Services Agreement (the Agreement) with Kestra Financial, Inc. (Kestra). Under the terms of the Agreement, employees of Gallagher are registered representatives of Kestra. These representatives have access to products, materials, and services offered by Kestra. In return, the Company pays Kestra a percentage of its dealer commissions, which is recorded as a reduction in commission revenues.

In the preparation of the Company's financial statements as of December 31, 2020, management evaluated all material subsequent events or transactions that occurred after the balance sheet date through February 26, 2021, the date on which the financial statements were available to be issued, for potential recognition in its financial statements and/or disclosure in the notes thereto. No additional matters were noted.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known that could impact the amounts reported and disclosed herein.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At December 31, 2020, the Company had all of its cash and cash equivalents invested at two financial institutions.

1. Summary of Significant Accounting Policies (continued)

Investments and Investment Income

Investments consisting of fixed-maturity U.S. government agency securities and U.S. government mortgage-backed securities are recorded at fair value on a recurring basis and are classified as trading. Changes in the fair value of investments are included in investment income in the statement of income. Fair value is based on the fair value hierarchy described in Note 3.

Revenue Recognition

The Company generates commission and fee revenue for service arrangements with clients. The performance obligations and transaction price (fees and rates) are governed by a written contract, and revenue is recognized over time as the delivery of services occurs and the services are invoiced.

Professional Fees and Other Expenses

Professional fees represent expenses incurred by GBS while providing consulting and client relationship services on behalf of the Company. The cost of these services is based on an allocation of the GBS consultants' salaries, bonus, benefits, and travel and entertainment expenses relative to time spent performing consulting services for the Company. Other expenses incurred by GBS and allocated to the Company include amortization of assets utilized in the generation of revenue earned by the Company.

Income Taxes

The Company is included in the consolidated federal income tax return of Gallagher. The Company's income tax provision is the amount that it would have incurred on a separate company tax return basis. Deferred income taxes represent the net tax effects of temporary differences between amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. All income taxes are settled through an intercompany account with Gallagher.

Fidelity Bond

The Company maintains a $15,000,000 fidelity bond.

1. Summary of Significant Accounting Policies (continued)

Effect of New Accounting Pronouncements

Credit Losses

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. Under the new guidance an entity is required to measure all credit losses on certain financial instruments, including trade receivables and various off-balance sheet credit exposures, using an expected credit loss model. This model incorporates past experience, current conditions and reasonable and supportable forecasts affecting collectability of these instruments. An entity will apply the new guidance through a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption. We adopted this new guidance effective January 1, 2020 and applied the guidance to measure credit losses on our financial instruments, which included premiums and fees receivable. The adoption did not have a material impact on our financial statements.

2. Income Taxes

Significant components of the income tax expense (benefit) in 2020, include the following:

Federal:	
Current	$ 2,469,028
Deferred	(91,597)
	2,377,431
State and local:	
Current	625,276
Deferred	(17,446)
	607,830
	$ 2,985,261

At December 31, 2020, the Company had recorded gross deferred tax assets and liabilities of $103,786 and $35,616 respectively. The Company's net deferred income tax asset is attributable to differences in depreciation, accrued expenses and prepaid assets.

During 2020 there was no valuation allowance or change in the valuation allowance. The effective tax rate is greater than federal statutory rate of 21%, due principally to state income taxes. The Company paid $2,763,949 in income taxes to Gallagher relating to 2020.

There were no net unrecognized tax benefits that, if recognized, would affect the effective tax rate at December 31, 2020. The Company accrues interest and penalties related to unrecognized tax

2. Income Taxes (continued)

benefits in its provision for income taxes. At December 31, 2020, the Company had no accrued interest and penalties related to unrecognized tax benefits.

The Company is included in the consolidated federal income tax return of Gallagher and is also included in certain combined state tax returns, which include other members of the Gallagher consolidated group. At December 31, 2020, the Gallagher consolidated group corporate returns had been examined by the Internal Revenue Service (IRS) through calendar year 2010. The IRS is currently conducting various examinations of calendar years 2011 and 2012.

3. Fair Value

The FASB Accounting Standards Codification (ASC) Topic 820, Fair Value Measurement, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy that prioritizes the input to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable or the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.

When available, the Company generally uses quoted market prices to determine fair value and classifies such items in Level 1. In some cases where a quoted market price is not available, the Company will make use of acceptable practical expedients (such as matrix pricing) to estimate fair value, in which case the items are classified in Level 2.

3. Fair Value (continued)

All of the Company's investments in U.S. government agency and U.S. government mortgage-backed securities, with a fair value of $13,376 are classified as Level 2. There were no transfers between Levels 1, 2, or 3 during the year.

4. Related-Party Transactions

Professional fees represent expenses incurred by GBS while providing consulting and client relationship services on behalf of the Company. The cost of these services is based on an allocation of the GBS consultants' salaries, bonus, benefits, and travel and entertainment expenses relative to time spent performing consulting services for the Company. The amount of this allocation for 2020 was $19,024,014.

Certain operating expenses are allocated directly by GBS to the Company based on employee headcount, salary, and revenue ratios. The allocated expenses are classified as salaries and employee benefits and other operating expenses on the Company's statement of income. Other allocation bases could produce different results.

Expenses allocated by GBS to the Company in 2020, were as follows:

Business insurance premiums	$	303,613
Accounting and management services		612,548
Management and employee leasing fee		3,528,241
Total included in other operating expenses	$	4,444,402
Employee group insurance and various payroll tax-related items	$	323,293

Employee group insurance and various payroll tax-related items include expenses related to retirement plans and are included in salaries and employee benefits.

During 2020, the Company paid dividends to GBS totaling $15,000,000 and received a capital contribution of $159,086 from GBS.

5. Commitments

The Company intends to continue to make periodic distributions to GBS while maintaining net capital in excess of its required amount.

6. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital as defined under such provisions. The net capital rules may effectively restrict the payment of cash dividends. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2020, the Company had net capital (as defined under Rule 15c3-1) of $14,041,775 and a net capital requirement of $1,314,660. The Company's ratio of aggregate indebtedness to net capital was 1.40 to 1.

7. COVID-19

On March 11, 2020, the World Health Organization designated the spread of the coronavirus (COVID-19) as a pandemic. As of the date of these financial statements, COVID-19 has had a significant impact on global and U.S. financial markets, and the Company continues to monitor its effects on the overall economy and its operations. In response to the COVID-19 pandemic, the Company has enhanced its policies, procedures, and operations to protect the integrity and continuity of its business and the health and safety of employees. Management believes the Company is well positioned to successfully manage its business risks despite any uncertain economic outlook. Management is continuously monitoring the situation.

Supplementary Information

GBS Retirement Services, Inc.

Schedule I – Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1

Net capital		
Stockholder's equity	$	18,738,600
Less non-allowable assets		4,660,859
Less haircuts on securities		35,966
Net capital	$	14,041,775
Required net capital (the greater of 6 2/3% of aggregate indebtedness or $5,000)	$	1,314,660
Excess net capital	$	12,727,115
Aggregate indebtedness		
Accounts payable and other liabilities	$	19,719,892
Ratio of aggregate indebtedness to net capital		1.40
Non-allowable assets:		
Interest receivable	$	42
Fees receivable		3,579,592
Commissions receivable		869,555
Deferred tax asset, net		68,170
Net fixed assets		10,229
Other assets		133,271
	$	4,660,859
Haircuts on trading and investment securities:		
Exempted securities	$	35,379
Other securities		587
	$	35,966

No material differences exist between the above computation and the computation included in the Company's corresponding amended unaudited FOCUS Part IIa filing as of December 31, 2020 submitted February 26, 2021. See accompanying reconciliation

Reconciliation with the Company's computation of net capital as of December 31, 2020

Net Capital as reported in the Company's Part IIA (unaudited) FOCUS report filed January 26, 2021	$	13,840,560
Adjustments		
Adjustment related to updated tax provision		269,385
Adjustment to non-allowable asset amount		(68,170)
Net capital as reported above and in the Company's Part IIA (unaudited) amended FOCUS report, filed on February 26, 2021	$	14,041,775

GBS Retirement Services, Inc.

Schedule II - Computation for Determination of
Reserve Requirements under Rule 17a-5(d)

December 31, 2020

The Company is exempt from the computation of reserve requirements under paragraph (k of Rule 15c3-3 of the Securities Exchange Act of 1934.

GBS Retirement Services, Inc.

Schedule III - Information Relating to
Possession or Control of Securities under Rule 17a-5(d)

December 31, 2020

The Company is exempt from the possession or control requirements under paragraph (k) of Rule 15c3-3 of the Securities Exchange Act of 1934.

Gallagher

Insurance | Risk Management | Consulting

www.ajg.com

Exemption Report for GBS Retirement Services, Inc.

GBS Retirement Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(1).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

GBS Retirement Services, Inc.

I, Patrick Amaya, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Patrick Amaya
Patrick Amaya (Feb 26, 2021 07:37 PST)
President & CCO

I, Beth Marren O'Reilly, swear (or affirm) that, to my best knowledge and believe, this Exemption Report is true and correct.

By:
Beth Marren (Feb 26, 2021 09:35 CST)
FINOP

Date of Report: February 26, 2021

Signature: [signature]
Beth Marren (Feb 26, 2021 09:35 CST)
Email: beth_marren@ajg.com
Title: Controller
Company: Arthur J. Gallagher & Co.

Signature: Patrick Amaya
Patrick Amaya (Feb 26, 2021 07:37 PST)
Email: pamaya@partnersadvantage.com
Title: Chief Compliance Officer
Company: GBS Retirement Services Inc.